EXHIBIT 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces departure of Chief Financial Officer

Toronto, Ontario, October 10, 2012 - Kinross Gold Corporation (TSX: K; NYSE: KGC) today announced that Executive Vice-President and Chief Financial Officer Paul H. Barry will be leaving the Company and pursuing other interests. The Company is conducting a full search for a suitable replacement. Mr. Barry will remain in his role until a new Chief Financial Officer is appointed and will assist the new CFO during an agreed transition period.

“On behalf of our employees and the Board, I want to thank Paul Barry for his sound financial stewardship of Kinross and his contributions to the Company. Paul has led our efforts in raising substantial debt capital, including his oversight of the inaugural $1 billion U.S. bond issuance last year and the recent US$1.5 billion revolving credit facility and US$1 billion term loan,” said Chief Executive Officer J. Paul Rollinson. “Paul will be leaving Kinross with a strong balance sheet and liquidity position, as well as an excellent Finance team and robust internal processes, which helped contribute to Kinross receiving investment grade ratings on its debt from all three major ratings agencies. We wish him the very best with his future endeavours.”

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States, employing approximately 8,000 people worldwide. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact
Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Tom Elliott
Vice-President, Investor Relations
phone: 416-365-3390
tom.elliott@kinross.com